UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

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☐           Definitive Proxy Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

FORWARD INDUSTRIES, INC.
(Name of Registrant as Specified in Its Charter)

LAGRANGE CAPITAL PARTNERS, L.P.
LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
LAGRANGE CAPITAL MANAGEMENT, L.L.C.
LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
FRANK LAGRANGE JOHNSON

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒          No fee required.

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2

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 26, 2010

FORWARD INDUSTRIES, INC.

CONSENT SOLICITATION STATEMENT
TO REQUEST A SPECIAL MEETING OF SHAREHOLDERS
BY
LAGRANGE CAPITAL PARTNERS, L.P.
LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.
LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.
LAGRANGE CAPITAL MANAGEMENT, L.L.C.
LAGRANGE CAPITAL ADMINISTRATION, L.L.C.
FRANK LAGRANGE JOHNSON

WHY YOU WERE SENT THIS CONSENT SOLICITATION STATEMENT

LaGrange Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”), LaGrange Capital Partners Offshore Fund, Ltd., a Cayman Islands corporation (“Capital Partners Offshore Fund”), LaGrange Special Situations Yield Master Fund, Ltd., a Cayman Islands corporation (“Special Situations Master Fund”), LaGrange Capital Management, L.L.C., a Delaware limited liability company (“Capital Management”), LaGrange Capital Administration, L.L.C., a Delaware limited liability company (“Capital Administration”) and Frank LaGrange Johnson (collectively, the “LaGrange Group”) are hereby asking you to help them request that the management of Forward Industries, Inc., a New York corporation (“FORD” or the “Company”), call a special meeting of shareholders of the Company. This solicitation statement and the accompanying WHITE request card are being furnished to holders of the Company’s common stock (the “Common Stock”).  The LaGrange Group seeks to request that the Company call a special meeting of the Company’s shareholders for the following purposes:  (i) to remove all members of the current Board of Directors of the Company (the “Board”) and any member of the Board added prior to the date of the special meeting, without cause; (ii) to repeal any provision of the Amended and Restated Bylaws of FORD (“the Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on February 13, 2008 and were filed with the Securities and Exchange Commission on December 5, 2007; (iii) to further amend the Bylaws to fix the size of the Board at five (5); (iv) in the event Proposal (i) is approved, to elect the slate of directors nominated by the LaGrange Group to fill the vacancies created by the removal of all of the directors of the Company; and (v) to transact such other business as may properly come before the special meeting (items (i) through (v) above collectively referred to as the “Proposals”).  At this time, the LaGrange Group is only soliciting your request to call the special meeting.  The LaGrange Group is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, the LaGrange Group will send you proxy materials relating to the Proposals to be voted upon at the special meeting.

Section 203 of the Bylaws, as adopted on June 9, 2010, provides that a special meeting of the shareholders may be called by “qualified shareholders” holding at least forty percent (40%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.  Prior to the June 9, 2010 amendment to the Bylaws, a special meeting could be called by qualified shareholders holding at least thirty percent (30%) of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.  In order to be a qualified shareholder, the shareholder must have been a shareholder of the Company for at least six (6) months immediately preceding the request for a special meeting.  As of [           ], 2010, the LaGrange Group collectively beneficially owned, and had the right to vote 2,111,389 shares of the Company’s Common Stock, representing approximately 26.5% of the outstanding Common Stock of the Company.   As of July 11, 2010, the LaGrange Group met the criteria to be deemed a qualified shareholder of the Company.

The record date for determining the “qualified shareholders” entitled to request that the Company call a special meeting of the Company’s shareholders for the purposes described above shall be the first date on which a signed written request is delivered to the Company’s registered office, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of shareholders are recorded.  Capital Partners delivered a signed written request to the Company’s principal place of business on August [__], 2010 (the “Record Date”).

This solicitation statement and the accompanying WHITE request card are first being mailed to shareholders on or about ______ __, 2010.  Requests to call a special meeting should be delivered as promptly as possible, by mail (using the enclosed envelope), to the LaGrange Group’s Solicitation Agent, Okapi Partners LLC, as set forth below.  This solicitation statement and accompanying WHITE request card will be sent to all holders of Common Stock as of ______ __, 2010.

THIS SOLICITATION IS BEING MADE BY THE LAGRANGE GROUP, AND NOT ON BEHALF OF THE COMPANY’S BOARD.  AT THIS TIME, THE LAGRANGE GROUP IS NOT CURRENTLY SEEKING YOUR PROXY, CONSENT, AUTHORIZATION OR WRITTEN CONSENT FOR APPROVAL OF THE PROPOSALS. THE LAGRANGE GROUP IS ONLY SOLICITING YOUR WRITTEN REQUEST TO CALL THE SPECIAL MEETING.  AFTER THE SPECIAL MEETING HAS BEEN CALLED, THE LAGRANGE GROUP WILL SEND YOU PROXY MATERIALS URGING YOU TO VOTE IN FAVOR OF THE PROPOSALS.  YOUR WRITTEN REQUEST IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. THE LAGRANGE GROUP URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED WHITE REQUEST CARD TO CALL A SPECIAL MEETING.

WE URGE YOU NOT TO SIGN ANY REVOCATION OF CONSENT CARD THAT MAY BE SENT TO YOU BY FORD. IF YOU HAVE DONE SO, YOU MAY REVOKE THAT REVOCATION OF CONSENT BY DELIVERING A LATER DATED WHITE REQUEST CARD TO THE LAGRANGE GROUP, IN CARE OF OKAPI PARTNERS LLC, WHICH IS ASSISTING US, AT THEIR ADDRESS LISTED BELOW, OR TO THE PRINCIPAL EXECUTIVE OFFICES OF FORD.

IMPORTANT

IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE REQUEST CARD TO OKAPI PARTNERS LLC IN THE POSTAGE-PAID ENVELOPE PROVIDED.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WHITE REQUEST CARD WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WHITE REQUEST CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. THE LAGRANGE GROUP URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO LAGRANGE IN CARE OF OKAPI PARTNERS LLC TO THE ADDRESS BELOW, SO THAT THE LAGRANGE GROUP WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING OR DELIVERING YOUR WHITE REQUEST CARD OR REQUIRE ASSISTANCE, PLEASE CONTACT:

780 Third Avenue, 30th Floor
New York, N.Y. 10017
(212) 297-0720
Shareholders Call Toll-Free at: (877) 285-5990
Email: info@okapipartners.com

BACKGROUND AND REASONS FOR SOLICITATION

We made our first investment in the Company in January 2010 based on the belief that the Company’s shares are currently trading at a significant discount to intrinsic value.  As of the date hereof, the LaGrange Group is the largest shareholder of FORD, beneficially owning 2,111,389 shares of the Company’s Common Stock, representing approximately 26.5% of the outstanding Common Stock of the Company.

We have serious concerns with the Company’s strategic goal of seeking to complete a large-scale acquisition or business combination.  According to Douglas W. Sabra, the Company’s President and Chief Executive Officer, in a press release issued by the Company on May 5, 2010:

We believe that discussions with these first time customers regarding larger orders, as well as prospective customers regarding initial orders, have been constructive and positive, but we believe that progress in reducing customer concentration in significant measure is uncertain at this time. These efforts are being conducted without losing sight of our broader strategic goal of completing an acquisition or other business combination. Our cost containment initiatives have allowed us to conserve our cash balances in order to enhance our ability to achieve that goal.  In that regard, we remain very active with our investment banker, Morgan Joseph & Co. Inc., in identifying and evaluating prospective targets.  [emphasis added]

In our opinion, the current Board and management team lack the necessary skills to effectively implement this acquisition strategy.  In addition, this Board has overseen a 78% decline in the Company’s stock price over the past five years, declining revenues since fiscal 2005 (from net sales of approximately $51.9 million in fiscal 2005 to approximately $17.4 million in fiscal 2009) and net losses since fiscal 2007 (with net losses of approximately $0.55 million in fiscal 2007, $0.89 million in fiscal 2008 and $1.4 million in fiscal 2009).  Given this poor track record, we do not believe this Board should be permitted to conduct speculative acquisitions while shareholder value continues to erode.

Over the past few months, we have requested meetings with the Company to discuss our concerns.  On March 3, 2010, we had our first meeting with Mr. Sabra and James O. McKenna, the Company’s Chief Financial Officer.  Following our meeting, we sent a letter to Mr. Sabra on March 9, 2010, expressing our desire for board representation and requesting additional meetings with the Company given the course of action presently being taken by the existing Board and management team.  We do not believe it is any coincidence that the Board adopted a series of what we view as shareholder-unfriendly provisions on June 9, 2010, including:

•
approval of a Shareholder Protection Rights Agreement (the “Rights Plan”) designed to cause dilution to a person or group that acquires 28% or more of the Company’s Common Stock unless the rights are first redeemed by the Board;

•
approval of an amendment to the Company’s Bylaws attempting to classify the Board without shareholder approval, which was later corrected to reflect that such amendment will not become effective or otherwise be part of the Company's Bylaws unless and until such amendment is duly approved by the Company's shareholders; and

•
approval of an amendment to the Company’s Bylaws increasing the percentage of outstanding shares required in order for qualified shareholders to call a special meeting of the shareholders of the Company from 30% to 40%.

Since we announced our intention to obtain board representation, almost the entire Board and senior management team have divested their entire stake in the Company (a stake that was mostly granted through options and not actual personal investment) despite statements made, as recently as April 12, 2010 in a letter to the LaGrange Group, that the Board believes the stock is undervalued.

In what we believe to be a calculated effort to disenfranchise shareholders, on June 9, 2010, the Company announced the adoption by the Board of the Rights Plan and certain amendments to its Bylaws (the “Bylaw Amendments”).  The Rights Plan is designed to cause dilution to a person or group that acquires 28% or more of the Company’s Common Stock unless the rights are first redeemed by the Board pursuant to the Rights Plan.  The Bylaw Amendments increased the percentage of outstanding shares required to be held in order to call a special meeting of the shareholders of the Company from 30% to 40% and attempted to classify the Board without shareholder approval, which is required under New York law.  On June 10, 2010, the Company issued a press release “clarifying” that the Board approval to classify the Board would be subject to shareholder approval.  However, simultaneously with this consent solicitation, we have requested to inspect the Company’s books and records to confirm whether the Board has properly adopted the Bylaw Amendments under New York law.  To the extent our investigation reveals that the Bylaw Amendments or any previously adopted amendment to the Bylaws were not properly authorized, the required threshold of outstanding shares required to be held in order to call a special meeting of shareholders of the Company may be reduced.

The LaGrange Group, as the largest shareholder of FORD, has a vested financial interest in the maximization of the value of the Company’s Common Stock.  Our interests are aligned with the interests of all shareholders. We believe there is a tremendous opportunity at FORD to substantially increase shareholder value and to protect the long-term interests of shareholders.  However, we believe the apparent lack of concern for shareholder value is at least, in part, due to the fact that the current directors and senior management have little personal stake in the Company.

We do not believe shareholders can afford to sit idly by while shareholder value continues to sharply deteriorate.  The LaGrange Group believes that requesting a special meeting will provide the Company’s shareholders an opportunity to (i) express any dissatisfaction that they may have with the current affairs of the Company and performance of the current Board and (ii) designate new directors who are committed to acting in the best interests of all shareholders.

At this time, the LaGrange Group is only soliciting your request to call the special meeting.  The LaGrange Group is not currently seeking your proxy, consent, authorization or agent designation for approval of the Proposals or any other actions. In the event the special meeting is called, the LaGrange Group will send you proxy materials relating to the Proposals to be voted upon at the special meeting, including biographical information on the slate of directors nominated by the LaGrange Group to fill the vacancies created by the removal of directors.

THE SPECIAL MEETING

The LaGrange Group is soliciting written requests to have the Company call the special meeting of shareholders pursuant to the provisions of the Bylaws.  The LaGrange Group is furnishing this Solicitation Statement and the WHITE request card to enable you and the Company’s other shareholders to support us in requesting the special meeting be called and held.  For the special meeting to be properly requested in accordance with the Bylaws, written requests in favor of the call of the special meeting must be executed by “qualified shareholders” holding not less than 40% of all votes entitled to be cast at such meeting.  In order to be a qualified shareholder, the shareholder must have been a shareholder of the Company for at least six (6) months immediately preceding the request for a special meeting.  According to the Company’s Form 10-Q for the quarterly period ended March 31, 2010, as of May 4, 2010 there were 7,965,023 shares of the Company's Common Stock outstanding. Based on such number, and the fact that the LaGrange Group already owns in the aggregate 2,111,389 shares of Common Stock, additional written requests to call a special meeting from qualified shareholders of an aggregate of at least 1,074,621 shares of Common Stock will be required to request the Company to call the special meeting.  As of July 11, 2010, the LaGrange Group met the criteria to be deemed a qualified shareholder of the Company.  Please complete, sign and return the enclosed WHITE request card before ___________, 2010.  The failure to sign and return the WHITE request card will have the same effect as opposing the call of a special meeting.

If the LaGrange Group is successful in its solicitation of written requests, the Company will be required under the provisions of its Bylaws to call and hold the special meeting.  Upon receipt of the requisite number of written requests from shareholders in favor of calling a special meeting, the LaGrange Group anticipates delivering such written requests to the Company promptly.

After the special meeting is called, the LaGrange Group intends to solicit proxies from you in support of the Proposals by sending you a notice of the special meeting, a proxy statement and a proxy card for use therewith.  At the special meeting, the shareholders will be asked to vote “For” the Proposals.

The LaGrange Group expects to request, in any future proxy solicitation relating to the special meeting, authority (i) to initiate and vote for proposals to recess or adjourn the special meeting for any reason and (ii) to oppose and vote against any proposal to recess or adjourn the special meeting. The LaGrange Group does not currently anticipate additional proposals on any substantive matters. Nevertheless, the LaGrange Group reserves the right to either modify the Proposals or cause additional proposals to be identified in the notice of, and in, the proxy materials for the special meeting. The LaGrange Group is not aware of any other proposals to be brought before the special meeting. However, should other proposals be brought before the special meeting, the LaGrange Group will vote its proxies on such matters in its discretion.

WRITTEN REQUEST PROCEDURES

Pursuant to this Solicitation Statement, LaGrange is soliciting written requests from holders of outstanding shares of Common Stock to call the special meeting. By executing a request, a shareholder is requesting the Company to call the special meeting and designate specified persons as the shareholder’s agents and is authorizing the designated agents (i) to request that the Company call the special meeting, (ii) to set the place, date and time of the special meeting, if held to be permissible, and (iii) to exercise all rights of the holders of shares of Common Stock incidental to calling and convening the special meeting and causing the purposes of the authority expressly granted pursuant to the written requests to the designated agents to be carried into effect. Please note that written requests to call the special meeting do not grant the designated agent(s) the power to vote your shares of Common Stock at the special meeting and do not commit you to cast any vote in favor or against any proposal to be brought before the special meeting.  To vote on the matters to be brought before the special meeting you must vote by proxy or in person at the special meeting.

The delivery of the written requests must comply with Section 615 of the New York Business Corporation Law (the “NYBCL”).  To be effective, properly completed and unrevoked written requests must be delivered by the requisite number of qualified shareholders to the Company’s registered office, its principal place of business or an officer or agent of the Company having custody of the book in which proceedings of meetings of shareholders are recorded within sixty (60) days of the earliest dated written request delivered to the Company in this manner.  Capital Partners delivered a signed written request to the Company’s principal place of business on August [__], 2010.   Consequently, by [__________], 2010, the LaGrange Group will need to deliver properly completed and unrevoked written requests from the holders of record of at least forty percent (40%) of all votes entitled to be cast at the proposed special meeting.  We intend to set [___________], 2010 as the goal for submission of written requests.

You may revoke your executed written request to have the Company call a special meeting at any time before the delivery of requests from holders of shares representing in the aggregate, including shares held in the aggregate by the members of the LaGrange Group, the requisite 40% vote by delivering a later-dated written revocation to the LaGrange Group in care of Okapi Partners LLC at the address set forth on the back cover of this Solicitation Statement. Such a revocation must clearly state that your earlier-dated, executed written request to call a special meeting is no longer effective with respect to the number of shares set forth therein.  Any revocation of an executed written request to call a special meeting will not affect any action taken by the designated agent pursuant to the written request prior to such revocation.  Although such revocation is also effective if delivered to the Secretary of the Company or to such other recipient as the Company may designate as its agent, the LaGrange Group requests that either the original or photostatic copies of all revocations be mailed or faxed to the LaGrange Group, care of Okapi Partners LLC, so that the LaGrange Group will be aware of all revocations and can more accurately determine if and when enough requests have been received from shareholders.  While we urge you not to sign any revocation of a request card that may be sent to you by the Company, if you have done so or do so, you may revoke that revocation of your written request by delivering a later dated WHITE request card to the Lagrange Group, in care of Okapi Partners LLC at their address listed herein, or to the principal executive offices of FORD.  If so properly delivered, a later dated WHITE request card will constitute an effective revocation of any earlier-dated written revocation.

Upon receipt of the requisite number of executed written requests from qualified shareholders in favor of calling a special meeting, the LaGrange Group anticipates delivering such written requests to the Company promptly.

If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a written request or revoke any request previously given with respect to your shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and give instructions for a WHITE request card representing your shares to be signed. The LaGrange Group urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to the LaGrange Group in care of Okapi Partners LLC at the address set forth on the back cover of this Solicitation Statement so that the LaGrange Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

SOLICITATION OF REQUESTS; EXPENSES.

The entire expense of preparing and mailing this Solicitation Statement and any other soliciting material and the total expenditures relating to the solicitation of requests to call the special meeting (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation and litigation) will be borne by the LaGrange Group pursuant to the terms of the Joint Filing and Solicitation Agreement (as defined below).  In addition to the use of the mails, requests may be solicited by the LaGrange Group by telephone, telegram, and personal solicitation. Banks, brokerage houses, and other custodians, nominees, and fiduciaries will be requested to forward solicitation material to the beneficial owners of the Common Stock that such institutions hold, and the LaGrange Group will reimburse such institutions for their reasonable out-of-pocket expenses.

LaGrange has retained Okapi Partners LLC, a proxy solicitation firm, to assist in the solicitation of requests and the proxy solicitation in connection with the special meeting and at a fee not to exceed $[______] plus reimbursement of reasonable out-of-pocket expenses. Okapi Partners LLC will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  That firm will utilize approximately [__] persons in its solicitation efforts.

The LaGrange Group estimates that its total expenditures relating to the solicitation of requests to call a special meeting and the solicitation of proxies for approval of the Proposals at the special meeting will be approximately $[_____] (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation, and litigation).  Total cash expenditures to date relating to these solicitations have been approximately $[_____].

If the LaGrange Group is successful in its solicitation of requests to call a special meeting and in its solicitation of proxies approving the Proposals at a special meeting, it intends to seek reimbursement from the Company for the actual expenses incurred in connection with this solicitation and the solicitation of proxies approving the Proposals in connection with the special meeting. Following the special meeting, the LaGrange Group will request that the Board approve a reimbursement of such expenses.  The LaGrange Group does not currently intend to submit such matter to a vote of the Company’s shareholders.

CERTAIN INFORMATION REGARDING THE PARTICIPANTS.

Each member of the LaGrange Group is a participant in this solicitation.  The principal business of each of Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund is serving as a private investment fund.  The principal business of Capital Management is serving as the general partner of Capital Partners.  The principal business of Capital Administration is serving as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund.  The principal business of Frank LaGrange Johnson is serving as the sole member of Capital Management and the managing member of Capital Administration.

The address of the principal office of each of Capital Partners, Capital Partners Offshore Fund, Special Situations Master Fund, Capital Management, Capital Administration and Frank LaGrange Johnson is 570 Lexington Avenue, 27th Floor, New York, NY  10022.

As of the date hereof, Capital Partners beneficially owns 1,606,139 shares of Common Stock, Capital Partners Offshore Fund beneficially owns 340,131 shares of Common Stock and Special Situations Master Fund beneficially owns 165,119 shares of Common Stock.  As of the date hereof, Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 1,606,139 shares of Common Stock beneficially owned by Capital Partners.  As of the date hereof, Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 505,250 shares of Common Stock beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund.  As of the date hereof, Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 2,111,389 shares of Common Stock beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund.  Each of Capital Management and Frank LaGrange Johnson has sole voting and dispositive power over the shares of Common Stock beneficially owned by Capital Partners by virtue of each such entity and person’s relationship to the other.  Each of Capital Administration and Frank LaGrange Johnson has sole voting and dispositive power over the shares of Common Stock beneficially owned by Capital Partners Offshore Fund and Special Situations Master Fund by virtue of each such entity and person’s relationship to the other.

Each member of the LaGrange Group, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the shares of Common Stock beneficially owned in the aggregate by the other members of the group.  Each member of the LaGrange Group disclaims beneficial ownership of such shares of Common Stock, except to the extent of their pecuniary interest therein.  For information regarding purchases and sales of securities of FORD during the past two years by members of the LaGrange Group, see Schedule I.

On June 18, 2010, Capital Partners, Capital Partners Offshore Fund, Special Situations Master Fund, Capital Management, Capital Administration and Mr. Johnson entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed to form the group for the purpose of soliciting written consents to call the Special Meeting and proxies for the election of persons to be nominated by the group as directors of the Issuer and for the purpose of taking all other actions incidental to the foregoing, (c) Capital Partners will have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses and (d) Capital Partners shall have the right to pre-approve all SEC filings, press releases or stockholder communications proposed to be made or issued in connection with the group’s activities.

Except as set forth in this Solicitation Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of FORD; (iii) no participant in this solicitation owns any securities of FORD which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of FORD during the past two years; (v) no part of the purchase price or market value of the securities of FORD owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of FORD, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of FORD; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of FORD; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of FORD’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which FORD or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by FORD or its affiliates, or with respect to any future transactions to which FORD or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the special meeting.  There are no material proceedings to which any participant or any of their associates is a party adverse to FORD or any of its subsidiaries or has a material interest adverse to FORD or any of its subsidiaries.  With respect to each participant, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act, occurred during the past ten years.

OTHER MATTERS

The principal executive offices of the Company are located at 1801 Green Rd., Suite E, Pompano Beach, FL  33064.  Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. Although the LaGrange Group does not have any knowledge that would indicate that any statement contained herein based upon such documents and records is untrue, it does not take any responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information.  For information regarding the security ownership of certain beneficial owners and the management of the Company, see Schedule II.

SHAREHOLDER PROPOSALS

Any shareholder proposals to be included in the Company’s proxy statement for presentation at the Company’s 2011 annual meeting of shareholders (the “2011 Annual Meeting”) pursuant to Rule 14a-8 of the Exchange Act must be received by the Company at their offices at 1801 Green Road, Suite E, Pompano Beach, Florida 33064, addressed to the attention of the Corporate Secretary/Annual Meeting not later than August 30, 2010.

A shareholder that proposes to nominate a candidate for director or propose other business at an annual meeting of shareholders must give the Company written notice of such nomination or proposal not less than 120 days and not more than 150 days prior to the anniversary date of the prior year’s annual meeting (February 9), which means that the Company must receive shareholder proposals for the 2011 Annual Meeting after September 12 and before October 12, 2010.  However, if the meeting date in 2011 changes by more than 30 days before or after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such changed annual meeting date or the 10th day following the day on which we first make a public announcement of the date of such meeting by means of a press release or filing with the Securities and Exchange Commission.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2011 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by the LaGrange Group that such procedures are legal, valid or binding.

YOUR SUPPORT IS IMPORTANT

NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN WE ARE SEEKING YOUR SUPPORT. PLEASE SIGN, DATE, AND MAIL IN THE ENCLOSED POSTAGE-PAID ENVELOPE WITH THE ENCLOSED WHITE REQUEST CARD AS SOON AS POSSIBLE.

IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A WRITTEN REQUEST WITH RESPECT TO YOUR COMMON STOCK. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A WRITTEN REQUEST TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK.

WHOM YOU CAN CALL IF YOU HAVE QUESTIONS

If you have any questions or require any assistance, please contact Okapi Partners LLC, proxy solicitors for the LaGrange Group, at the following address and toll free telephone number:

780 Third Avenue, 30th Floor
New York, N.Y. 10017
(212) 297-0720
Shareholders Call Toll-Free at: (877) 285-5990
Email: info@okapipartners.com

IT IS IMPORTANT THAT YOU SIGN AND DATE YOUR WHITE REQUEST CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY.  NO POSTAGE IS NECESSARY.

THE LAGRANGE GROUP

__________ __, 2010

SCHEDULE I

PURCHASES AND SALES IN THE COMMON STOCK OF FORD
DURING THE PAST TWO YEARS

Class of Security	Quantity Purchased / (Sold)	Price Per Share ($)	Date of Purchase / (Sale)

LAGRANGE CAPITAL PARTNERS, L.P.

Common Stock	11,002	2.0565	01/11/2010
Common Stock	11,380	2.1345	01/12/2010
Common Stock	34,977	2.1951	01/13/2010
Common Stock	39,255	2.2651	01/14/2010
Common Stock	29,635	2.3122	01/15/2010
Common Stock	13,613	2.3392	01/19/2010
Common Stock	3,000	2.2642	01/20/2010
Common Stock	8,222	2.2192	01/21/2010
Common Stock	1,699	2.2000	01/22/2010
Common Stock	15,052	2.2801	01/25/2010
Common Stock	67,889	2.4230	01/26/2010
Common Stock	4,771	2.2407	02/04/2010
Common Stock	7,700	2.1700	02/05/2010
Common Stock	9,379	2.3125	02/09/2010
Common Stock	18,340	2.3578	02/10/2010
Common Stock	3,747	2.3975	02/11/2010
Common Stock	2,183	2.1500	02/24/2010
Common Stock	4,460	2.2482	02/26/2010
Common Stock	3,266	2.1929	03/04/2010
Common Stock	1,401	2.2582	03/12/2010
Common Stock	112,542	2.4007	03/15/2010
Common Stock	60,775	2.5116	03/16/2010
Common Stock	8,054	2.4125	03/18/2010
Common Stock	250	2.3411	03/19/2010
Common Stock	125,697	2.7400	03/19/2010
Common Stock	70,763	2.8743	03/22/2010
Common Stock	14,683	2.9661	03/23/2010
Common Stock	14,472	3.0487	03/24/2010
Common Stock	7,997	3.0906	03/24/2010
Common Stock	25,998	3.0374	03/31/2010
Common Stock	136,168	3.5323	05/03/2010
Common Stock	8,986	3.6836	05/04/2010
Common Stock	19,852	3.8960	05/05/2010
Common Stock	9,279	3.6662	05/06/2010
Common Stock	32,785	3.9904	05/07/2010
Common Stock	92,949	4.0748	05/10/2010
Common Stock	12,251	4.3267	05/12/2010

Common Stock	53,719	3.6924	05/20/2010
Common Stock	14,508	4.1486	05/21/2010
Common Stock	38,250	4.1883	05/24/2010
Common Stock	58,066	4.5272	05/25/2010
Common Stock	127,685	5.0763	05/26/2010
Common Stock	65,507	5.0970	05/27/2010
Common Stock	126,160	5.0000	05/28/2010
Common Stock	26,741	4.9206	06/01/2010
Common Stock	10,844	5.1638	06/02/2010
Common Stock	3,721	4.5978	06/03/2010
Common Stock	9,339	4.9050	06/07/2010
Common Stock	5,942	4.6365	06/08/2010
Common Stock	14,620	4.5879	06/09/2010
Common Stock	6,565	3.4951	06/21/2010

LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.

Common Stock	2,253	2.0565	01/11/2010
Common Stock	2,331	2.1345	01/12/2010
Common Stock	7,164	2.1951	01/13/2010
Common Stock	8,040	2.2651	01/14/2010
Common Stock	6,070	2.3122	01/15/2010
Common Stock	2,788	2.3392	01/19/2010
Common Stock	615	2.2642	01/20/2010
Common Stock	1,684	2.2192	01/21/2010
Common Stock	348	2.2000	01/22/2010
Common Stock	3,127	2.2801	01/25/2010
Common Stock	5,649	2.5516	01/27/2010
Common Stock	977	2.2407	02/04/2010
Common Stock	1,600	2.1700	02/05/2010
Common Stock	1,921	2.3125	02/09/2010
Common Stock	14,200	2.3578	02/10/2010
Common Stock	778	2.3975	02/11/2010
Common Stock	454	2.1500	02/24/2010
Common Stock	927	2.2482	02/26/2010
Common Stock	669	2.1929	03/04/2010
Common Stock	287	2.2582	03/12/2010
Common Stock	23,386	2.4007	03/15/2010
Common Stock	12,629	2.5116	03/16/2010
Common Stock	1,674	2.4125	03/18/2010
Common Stock	52	2.3411	03/19/2010
Common Stock	26,119	2.7400	03/19/2010
Common Stock	14,704	2.8743	03/22/2010
Common Stock	3,051	2.9661	03/23/2010
Common Stock	3,007	3.0906	03/24/2010
Common Stock	1,662	2.0565	03/24/2010
Common Stock	5,402	3.0374	03/31/2010
Common Stock	28,667	3.5323	05/03/2010
Common Stock	1,892	3.6836	05/04/2010
Common Stock	4,179	3.8960	05/05/2010

Common Stock	1,953	3.6662	05/06/2010
Common Stock	6,715	3.9904	05/07/2010
Common Stock	19,568	4.0748	05/10/2010
Common Stock	2,579	4.3267	05/12/2010
Common Stock	11,309	3.6924	05/20/2010
Common Stock	3,054	4.1486	05/21/2010
Common Stock	8,052	4.1883	05/24/2010
Common Stock	12,224	4.5272	05/25/2010
Common Stock	26,881	5.0763	05/26/2010
Common Stock	13,791	5.0970	05/27/2010
Common Stock	26,560	5.0000	05/28/2010
Common Stock	5,477	4.9206	06/01/2010
Common Stock	2,221	5.1638	06/02/2010
Common Stock	3,900	4.5978	06/03/2010
Common Stock	1,913	4.9050	06/07/2010
Common Stock	1,251	4.6365	06/08/2010
Common Stock	2,994	4.5879	06/09/2010
Common Stock	1,382	3.4951	06/21/2010

LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD.

Common Stock	2,000	2.1345	01/12/2010
Common Stock	1,368	2.2801	01/25/2010
Common Stock	9,808	2.4230	01/26/2010
Common Stock	1,034	2.2672	02/01/2010
Common Stock	1,741	2.3394	02/02/2010
Common Stock	700	2.1700	02/05/2010
Common Stock	9,616	2.3125	02/09/2010
Common Stock	340	2.3975	02/11/2010
Common Stock	198	2.1500	02/24/2010
Common Stock	405	2.2482	02/26/2010
Common Stock	1,000	2.1500	03/04/2010
Common Stock	4,038	2.1993	03/05/2010
Common Stock	10,231	2.4007	03/15/2010
Common Stock	5,525	2.5116	03/16/2010
Common Stock	1,360	2.4518	03/17/2010
Common Stock	732	2.4125	03/18/2010
Common Stock	11,427	2.7400	03/19/2010
Common Stock	23	2.3411	03/19/2010
Common Stock	6,433	2.8743	03/22/2010
Common Stock	1,335	2.9661	03/23/2010
Common Stock	1,316	3.0487	03/24/2010
Common Stock	727	3.0906	03/24/2010
Common Stock	2,363	3.0374	03/31/2010
Common Stock	14,334	3.5323	05/03/2010
Common Stock	946	3.6836	05/04/2010
Common Stock	2,090	3.8960	05/05/2010
Common Stock	977	3.6662	05/06/2010
Common Stock	9,725	3.9904	05/07/2010
Common Stock	9,784	4.0748	05/10/2010

Common Stock	1,290	4.3267	05/12/2010
Common Stock	5,654	3.6924	05/20/2010
Common Stock	1,527	4.1486	05/21/2010
Common Stock	4,026	4.1883	05/24/2010
Common Stock	6,112	4.5272	05/25/2010
Common Stock	13,441	5.0763	05/26/2010
Common Stock	6,896	5.0970	05/27/2010
Common Stock	13,280	5.0000	05/28/2010
Common Stock	626	4.6365	06/08/2010
Common Stock	691	3.4951	06/21/2010

SCHEDULE II

The following table is derived from the Company’s Definitive Proxy Statement, as filed on Schedule 14A with the Securities and Exchange Commission on December 16, 2009, and each Form 3, Form 4, Schedule 13D and Schedule 13G, and all amendments thereto, filed with the Securities and Exchange Commission since December 16, 2009 through June 17, 2010.  The percent of class outstanding is based on the total number of shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2010.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDERS

Set forth below is information, as of June 17, 2010, with respect to the beneficial ownership of the Company’s Common Stock by (i) each beneficial owner of 5% or more of the Company’s Common Stock, (ii) each director of the Company, (iii) each named executive officer of the Company, and (iv) all current directors and executive officers of the Company, as a group (eight persons).  All shares of Common Stock subject to options currently exercisable or exercisable within 60 days after June 17, 2010 are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options.  All shares of Common Stock subject to options exercisable beyond 60 days after June 17, 2010 are not reflected below.

Identity of Beneficial Owner	Number of Shares of common stock	Notes	Percent of Class
Directors and Executive Officers
John F. Chiste 1801 Green Road, Suite E Pompano Beach, FL. 33064	0		0
Bruce Galloway 1801 Green Road, Suite E Pompano Beach, FL. 33064	20,000	(a) (b)	*
Fred Hamilton 1801 Green Road, Suite E Pompano Beach, FL. 33064	10,543		*
Louis Lipschitz 1801 Green Road, Suite E Pompano Beach, FL. 33064	40,000	(b) (c) (d) (e)	*
James Owen McKenna III 1801 Green Road, Suite E Pompano Beach, FL. 33064	12,500	(f)	*
Douglas Sabra 1801 Green Road, Suite E Pompano Beach, FL. 33064	26,666	(g)	*
Michael Schiffman 1801 Green Road, Suite E Pompano Beach, FL. 33064	373,427	(d)(e)(h)	4.7%

II-1

Steven A. Malsin 1801 Green Road, Suite E Pompano Beach, FL. 33064	0		0
All directors and executive officers as a group (8 persons)	478,136		6.0%

5% Stockholders:
Lagrange Capital Partners, L.P. 570 Lexington Avenue, 27th Floor, New York, New York 10022	2,111,389	(i)	26.5%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	614,839	(j)	7.7%

*  Less than 1 percent

(a)	Includes 10,000 shares of Common Stock subject to currently exercisable options at an exercise price of $15.91 per share.
(b)	Includes 10,000 shares of Common Stock subject to currently exercisable options at an exercise price of $6.02 per share.
(c)	Includes 10,000 shares of Common Stock subject to currently exercisable options at an exercise price of $2.85 per share.
(d)	Includes 10,000 shares of Common Stock subject to currently exercisable options at an exercise price of $2.20 per share.
(e)	Includes 10,000 shares of Common Stock subject to exercisable options at an exercise price of $1.80 per share.
(f)
Includes 4,000 shares of restricted Common Stock that vest in equal proportions on December 18, 2010 and 2011 and 7,500 shares of restricted Common Stock that vest in equal proportions on December 10, 2011, 2012 and 2013.

(g)
Includes 6,666 shares of restricted Common Stock that vest on January 2, 2011, and 10,000 shares of restricted Common Stock that vest in equal proportions on December 18, 2010 and 2011 and 10,000 shares of restricted Common Stock that vest in equal proportions on December 10, 2011, 2012 and 2013.

(h)
Includes 32,000 shares of Common Stock held by the CAIGOS Foundation, a 501(c)(3) corporation established and controlled by Mr. Schiffman and certain members of his immediate family, as to which shares Mr. Schiffman disclaims beneficial ownership.

(i)
Capital Partners beneficially owns 1,599,574 shares of Common Stock, Capital Partners Offshore Fund beneficially owns 338,749 shares of Common Stock and Special Situations Master Fund beneficially owns 164,428 shares of Common Stock.  Capital Management, as the general partner of Capital Partners, may be deemed to beneficially own the 1,599,574 shares of Common Stock beneficially owned by Capital Partners.  Capital Administration, as the investment manager of each of Capital Partners Offshore Fund and Special Situations Master Fund, may be deemed to beneficially own the 503,177 shares of Common Stock beneficially owned in the aggregate by Capital Partners Offshore Fund and Special Situations Master Fund.  Frank LaGrange Johnson, as the sole member of Capital Management and the managing member of Capital Administration may be deemed to beneficially own the 2,102,751 shares of Common Stock beneficially owned in the aggregate by Capital Partners, Capital Partners Offshore Fund and Special Situations Master Fund.  Each of Capital Management and Frank LaGrange Johnson has sole voting and dispositive power over the shares of Common Stock beneficially owned by Capital Partners by virtue of each such entity and person’s relationship to the other.  Each of Capital Administration and Frank LaGrange Johnson has sole voting and dispositive power over the shares of Common Stock beneficially owned by Capital Partners Offshore Fund and Special Situations Master Fund by virtue of each such entity and person’s relationship to the other.

(j)
On December 1, 2009, BlackRock, Inc. (“BlackRock”) completed its acquisition of Barclays Global Investors, NA and certain of its affiliates (collectively the “BGI Entities”) from Barclays Bank PLC. As a result, substantially all of the BGI Entities are now included as subsidiaries of BlackRock for purposes of Schedule 13G filings. BlackRock reported sole voting power and sole dispositive power with respect to such shares. All of the foregoing information is according to a Schedule 13G dated January 20, 2010 and filed with the SEC on January 29, 2010.

II-2

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JULY 26, 2010

WRITTEN REQUESTOF SHAREHOLDERS OF FORWARD INDUSTRIES, INC.

SOLICITED BY LAGRANGE CAPITAL PARTNERS, L.P., LAGRANGE CAPITAL PARTNERS OFFSHORE FUND, LTD.,
LAGRANGE SPECIAL SITUATIONS YIELD MASTER FUND, LTD., LAGRANGE CAPITAL MANAGEMENT, L.L.C.,
LAGRANGE CAPITAL ADMINISTRATION, L.L.C. AND FRANK LAGRANGE JOHNSON
(TOGETHER, THE “LAGRANGE GROUP”)
TO CALL A SPECIAL MEETING OF THE SHAREHOLDERS OF
FORWARD INDUSTRIES, INC.

THIS SOLICITATION IS NOT BEING MADE ON BEHALF OF FORWARD INDUSTRIES, INC.

The undersigned is a shareholder of common stock of Forward Industries, Inc., a New York corporation (the “Company”) and hereby submits this request to call a special meeting of the Company’s shareholders for the purposes of considering the proposals described in the Solicitation Statement and designate specified persons as the shareholder’s agents and authorizing the designated agents to set the place, date and time of the special meeting, if held to be permissible, and exercise all rights of the shareholders of the Company incidental to calling and convening the special meeting. Nothing contained in this instrument shall be construed to grant the LaGrange Group the right, power or authority to vote any shares owned by the undersigned at the special meeting.

Section 203 of the Company’s Bylaws provides that a special meeting of the shareholders may be called by “qualified shareholders” holding at least forty percent (40%) of all the votes entitled to be cast on any issue proposed to be considered at any such special meeting.

The undersigned hereby authorizes and designates the LaGrange Group or any agent thereof to collect and deliver this request to the Company, and to deliver any other information required in connection therewith.  The undersigned hereby confirms it has owned shares of Company Common Stock for more than six (6) months as of the date hereof.

This request supersedes, and the undersigned hereby revoke, any earlier dated revocation which the undersigned may have submitted to LaGrange, the Company or any designees of either.

IF NO BOX IS MARKED BELOW, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO THE CALLING OF A SPECIAL MEETING OF THE COMPANY’S SHAREHOLDERS BY THE LAGRANGE GROUP. THE LAGRANGE GROUP RECOMMENDS THAT YOU CONSENT TO THIS PROPOSAL.

The calling of a special meeting of the shareholders of the Company by the LaGrange Group.

    ☐ FOR                     ☐ AGAINST                   ☐ ABSTAIN

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO THE ACTION LISTED ABOVE.

Print Name:

Signature:

Signature (if held jointly):

Title (only if shares are held by an entity):

Dated:

Please sign exactly as your shares are registered. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporation name by the President or other duly authorized officer. If a partnership, please sign in partnership name by authorized person. This demand will represent all shares held in all capacities.

PLEASE COMPLETE, SIGN, DATE, AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE BEFORE ____________, 2010